Exhibit 99.2

Dale O. Gunther 856 East 700 North American Fork, Utah 84003	Blaine C. Gunther 75 East 1010 North American Fork, Utah 84003

January 13, 2021

Board of Directors

Altabancorp

Altabank

1 East Main Street

American Fork, Utah 84003

Dear Directors:

This letter is delivered on behalf of the members of the Gunther Family identified in a concurrently filed amendment to the Family’s beneficial ownership report on Schedule 13D. We write to follow up on our previous discussions with designated Altabancorp directors and executives, most recently Dale Gunther’s and Blaine Gunther’s meeting with Director and Chief Executive Officer Len Williams and Chief Financial Officer Mark Olson on January 8, 2021. We remain perplexed and disappointed that the board of directors has rejected our requests to meet with the full board, and we would have preferred to communicate these matters directly and privately. However, because our audience has been limited to selected directors and executive management, and because we have seen no discernable action in response to our concerns, we are not confident that our concerns are being given the accord we believe is due a group of shareholders who together own more than 30% of Altabancorp’s common stock and whose family has held much of that stake for almost 70 years.

At the same time, we believe that Messrs. Williams, Olson, Beard, D. Anderson, and Browning have reiterated to us Altabancorp’s publicly announced strategic growth plan, and we believe we understand that plan based on these limited discussions and on Altabancorp’s October 29, 2020, earnings call and recent securities filings.

Through our long-term investment in and work on behalf of Altabancorp and its predecessors, the Gunther Family has been committed to the values of the bank’s founding investors. These values included a dedication to serving our communities while nurturing an internal culture that promotes the fulfillment of employees’ careers and that fosters their loyalties to the organization. We believe, as did the bank’s founders, that these are foundational attributes of a successful community bank and that these characteristics promote a bank’s contribution to its communities, its service to customers, and ultimately its long-term value to shareholders. We believe that this culture has been damaged, as evidenced by reports of lost employees and low morale among the remaining workforce.

A bank that loses this quality is not a community bank any more. It is only a matter of time, if it has not already happened, before customers begin losing confidence in Altabank’s commitment to serve their needs. We therefore believe that the board and management have broken with the values of our founders and as a result have destroyed the unique connection which has bound our group to Altabancorp’s fate.

As we have lost the fundamental bond which we have enjoyed with the organization over the years, we are now left with the central and narrow question of how best to protect and maximize the value of Altabancorp to the relevant stakeholders. It is evident that after the short-term lift from PPP loans and other stimulus programs, Altabancorp’s organic growth is anemic, its capital deployed inefficiently, and its potential limited. The acquisition strategy that management mentioned during Altabancorp’s third-quarter earnings call relies on a hope of locating targets in other states and a belief that Altabancorp can afford them and can succeed in bidding for them against much larger and more experienced bidders. We do not believe that this strategy holds much promise and are ready to share with the board the analysis of these opportunities that led us to this conclusion.

Finally, we believe that given the foregoing qualitative concerns and the limited growth options available, it is imperative that the board of directors conduct a full review of Altabancorp’s strategic alternatives and quantify these options as to their value to shareholders. Such a review may lead you to conclude that partnering with another larger organization may be the best way to ensure the realization of Altabancorp’s value as a franchise as well as providing a better set of opportunities to our employees, customers and communities. As this project is undertaken, we ask that you communicate with the investing public about the steps you have taken and about the conclusions you reach.

For the present, we leave in your hands the decision about the appropriate timing and strategy for considering the most appropriate strategic alternatives, and we hope you will consider our recommendations thoroughly and carefully.

Sincerely,

/s/ Dale O. Gunther	/s/ Blaine C. Gunther
Dale O. Gunther	Blaine C. Gunther